

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

SEC\ |||||||||||||||||||||||| COMMISSION
49

02021228

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 29 2002

SEC FILE NUMBER

8- 48062

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/01__ AND ENDING __12/31/01__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OMNI FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
38060
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5847 SAN FELIPE   17th FLOOR

(No. and Street)

HOUSTON,   TX   77057

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VU NGUYEN   (713) 961-3387

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gottfried E. Weber, CPA

(Name — if individual, state last, first, middle name)

1144 W. Pioneer Parkway, Ste. F   Arlington   Texas   76013

(Address)   (City)   (State)   Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 2 3 2002



FOR OFFICIAL USE ONLY

THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __VU NGUYEN__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __OMNI FINANCIAL GROUP, LLC__ _____, as of __DECEMBER 31__ , __2001__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

ALBERT C. RODRIGUEZ
Notary Public
STATE OF TEXAS
My Comm. Exp. 12-06-2005

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows
- ☒ (p) Statement of Exception to 15c3-3

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OMNI FINANCIAL GROUP, LLC

FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000

OMNI FINANCIAL GROUP, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Omni Financial Group, LLC

I have audited the accompanying balance sheet of Omni Finacial Group, LLC (a Texas corporation) as of December 31, 2001, and the related statements of income, retained earnings, and cash flows for the year ended. Those financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An Audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principle uses and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

My examination was made for the purpose of forming an opinion on the basis financial statements, taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basis financial statements. In my opinion, the financial statements referred to above present fairly, in all material respects, financial position of Omni Financial Group, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Gottfried E. Weber, CPA
1144 W. Pioneer Parkway, Ste. F
Arlington, TX 76013

March 26, 2002

OMNI FINANCIAL GROUP, LLC

BALANCE SHEET

AS OF DECEMBER 31, 2001 AND 2000

ASSETS

CURRENT ASSETS		2000		2001
Checking Account	$	(1,812.25)	$	(353.83)
Commissions Receivable		4,427.70		66.77
Clearing Deposit		75,499.74		75,130.48
Misc Fees		0.00		0.00
Accounts Receivable		3,048.91		14,703.41
Total Current Assets	$	81,164.10	$	89,546.83
OTHER ASSETS				
Investment - Fugitive Compliance	$	50.00	$	50.00
Investment - MDS Technologie		1,250.00		1,250.00
Total Other Assets	$	1,300.00	$	1,300.00
TOTAL ASSETS	$	82,464.10	$	90,846.83

LIABILITIES & STOCKHOLDERS EQUITY

CURRENT LIABILITIES				
Accounts Payable	$	0.00	$	2,178.39
Accounts Payable - Credit Card		0.00		7,562.61
Accounts Payable - Vuong & Co.		8,048.77		14,999.86
Total Current Liabilities	$	8,048.77	$	24,740.86
TOTAL LIABILITIES	$	8,048.77	$	24,740.86
MEMBERS EQUITY				
Equity	$	189,819.95	$	190,020.68
Paid in Capital		19,950.00		19,950.00
Retained Earnings		(135,354.62)		(143,864.71)
Total Members Equity	$	74,415.33	$	66,105.97
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$	82,464.10	$	90,846.83

OMNI FINANCIAL GROUP, LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001 & 2000

	2000	2001
INCOME		
Commissions	$ 99,202.58	$ 109,711.83
Error Account Income/Loss	(41.14)	(4.00)
Total Income	$ 99,161.44	$ 109,707.83
EXPENSES		
Auto Expense	$ 0.00	$ 341.79
Rent	8,126.96	16,209.40
Professional Fees	14,305.58	15,357.14
Execution Fees	7.99	0.00
Contributions	600.00	300.00
Contribution-Political	0.00	275.00
Outside Services	27,256.68	21,437.50
Bank Charges	621.36	584.17
Insurance	0.00	0.00
Penalties	0.00	504.33
NASD	2,721.00	1,990.00
Registration Fees	25.00	0.00
Repairs	170.36	0.00
Clearing Charge	295.08	19,554.69
Dues	0.00	2,722.19
Employee Benefits	0.00	0.00
Fees	450.00	0.00
Commissions	5,270.34	14,900.00
Interest	0.00	0.00
Meals & Entertainment	75.00	1,450.42
Office	4,586.98	1,080.63
Supplies	0.00	5,822.25
Side Assestment	0.00	150.00
Postage	333.53	798.31
Utilities	0.00	1,132.66
Security	38.98	33.00
Miscellaneous	0.00	(19.60)
Telephone	(445.10)	8,330.44
Travel	0.00	6,918.99
Total Expenses	$ 64,439.74	$ 119,873.31
INCOME FROM OPERATIONS	34,721.70	(10,165.48)
OTHER INCOME (EXPENSES)		
Interest Expense	$ (62.32)	$ (174.87)
Interest Income	1,689.44	957.26
Total Other Income	1,627.12	782.39
NET INCOME (LOSS)	$ 36,348.82	(9,383.09)
NET INCOME PER COMMON SHARE (NOTE A)	$ N/A	$ N/A

SEE NOTES TO FINANCIAL STATEMENTS

OMNI FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	MEMBERS EQUITY
BALANCE AT JANUARY 1, 2000	209,769.95
NET CHANGES FOR THE PERIOD (PAID IN CAPITAL)	200.73
BALANCE AT DECEMBER 31, 2001	209,970.68

BASIS FINANCIAL, LLC
STATE OF RETAINED EARNINGS
BALANCE AT DECEMBER 31, 2001

	2000	2001
BALANCE JANUARY 1, 2001	$ (172,105.38)	$ (135,354.62)
NET INCOME FOR THE PERIOD	401.94	(9,383.09)
PRIOR YEAR CORRECTIONS	0.00	873.00
LESS DISTRIBUTIONS	36,348.82	0.00
BALANCE DECEMBER 31	$ (135,354.62)	$ (143,864.71)

SEE NOTES TO FINANCIAL STATEMENT

OMNI FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2001 & 2000
INCREASE (DECREASE) IN CASH OR CASH EQUIVALENTS

	12 Months Ended December 31, 2000	12 Months Ended December 31, 2001
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	36,348.82	(9,383.09)
Adjustments to Reconcile Cash Flow		
Depreciation	0.00	0.00
Amortization	0.00	0.00
Decrease (Increase) in Current Assets	(27,905.10)	(5,178.31)
Accounts Payable	(8,284.18)	16,692.09
Clearing Payable	(1,768.47)	0.00
Deposits Payable	0.00	0.00
Total Adjustments	(37,957.75)	11,513.78
Cash Provided (Used) by Operations	(1,608.93)	2,130.69
CASH FLOW FROM INVESTING ACTIVITIES		
Investments	0.00	200.73
Cash Provided (Used) by Investing	0.00	200.73
CASH FLOW FROM FINANCING ACTIVITIES		
Cash (Used) or Provided By: Equity	0.00	(873.00)
Cash (Used) or Provided By: Equity	0.00	(873.00)
NET INCREASE (DECREASE) IN CASH	(1,608.93)	1,458.42
CASH AT BEGINNING OF PERIOD	(203.32)	(1,812.25)
CASH AT END OF PERIOD	(1,812.25)	(353.83)

SEE NOTES TO FINANCIAL STATEMENTS

OMNI FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
The company is a discount brokerage firm formed for the purpose of generating commissions from buying and selling securities for customers.

Income Per Share
Net Income per share of common stock is not computed since this is an LLC.

Income Taxes
The Company is an LLC and thus taxation is passed to the owner.

Depreciation Expense
The Company expenses all assets on a straight line basis.

Lease
The Company is obligated to a Lease with Vuong & Co. LLC and this yearly lien is $40,514.

FOCUS REPORT - PART IIA
Firm and Filing Information

Please ENTER the following information

This report is being filed pursuant to (check one):

X 1 Rule 17a-5(a)   _4 Special request by designated examining authority

_2 Rule 17a-5(b)   _5 Fifth Focus

_3 Rule 17a-11

Period Beginning: 9/30/01

Period Ending: 12/31/01

Have you been a member for fewer than 12 months? Y/(N)   N

Please VERIFY the following information

Broker-Dealer Name: Omni Financial Group, LLC

Firm I.D.:   38060

District I.D.:   6

Contact Name: Vu Nguyen

Contact Phone: (713) 961-3387

Consolidated:

Unconsolidated: X

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: Phone Number:

Does respondent carry its own customer accounts?   Yes

                                           No   X

Check here if respondent is filing an audited report.   X

Is net capital a requirement calculated using:

(B) Basics or (A) Alternate Method   B

FOCUS REPORT - PART IIA
Statement of Changes in Ownership Equity / Subordinated Liabilities

Firm Name: Omni Financial Group, LLC   Firm ID: 38060

From 10/01/01

To   12/31/01

State of Changes in Ownership Equity

1. Balance, Beginning of Period	74,414
A. Net income (loss)	(9,383)
B. Additions, incl. Non-conforming capital of	1,075
C. Deductions, incl. Non-conforming capital of	0
2. Balance, end of Period	66,106

Statement of Changes in Subordinated Liabilities

3. Balance, beginning of Period	
A. Increases	
B. Decreases	0
4. Balance, End of Period	0

FOCUS REPORT - PART IIA
Computation of Net Capital

As of 12/31/01

Firm Name:	Omni Financial Group, LLC	Firm ID: 38060

1	Total ownership equity (o/e)	66,102
2	Deduct o/e not allowable for net capital	0
3	Total o/e qualified for net capital	66,102

4 Add:
  A. Allowable subordinated liabilities
  B. Other deductions or credits
Description

0	Amount
0	
0	

5	Total cap & allowable subloans	66,102

6 Deductions &/or charges

A.	Total non-allowable assets	91,222
B.	Secured demand note deficiency	
C.	Cap chgs for spot & commodity futures	
D.	Other deductions &/or charges	91,222

7 Other additions &/or allowable credits

Description	Amount
0	
0	
0	

8	Net capital before haircuts	(25,120)

9 Haircut on Securities
    Other Securities
    Undue Concentration

10	Net Capital	(25,120)

9

Compliance Examiner
National Association of Securities Dealers

After examination of Omni Financial Group, LLC as of the date of this letter, I find no evidence that Omni Financial Group, LLC conducts any practices that would cause it to lose its exemption to regulation 15c3-3 under rule K(2)(iii).

As of the end of the year 2001, Omni Financial Group, LLC had nonallowable assets of $91,222. This resulted in a net Capital of ($25,120). They transferred $75,000 on 2/28/02 to the checking account. Omni Fianancial Group, LLC is an introducing broker, which clears all transactions on a fully disclosed basis with a clearing broker, Dresdner Kleinwort Wasserstein; Donaldson, Lufkin & Jenrettes; HSBC Securities (USA) Inc. Omni Financial Group, LLC does not handle customer funds or securities. All customers are instructed to send funds or securities directly to Dresdner Kleinwort Wasserstein;

Gottfried E. Weber, CPA
March 26. 2002

10

OMNI FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL
Total stockholders' equity	66,102
Deduct stockholders' equity not allowable for net capital	none
Total stockholders' equity qualified for net capital	66,102

Additions
Liabilities allowable in computation of net capital	0
Total capital and allowable liabilities	66,102

Deductions and/or charges
Non-allowable assets	91,222
Net capital before haircuts on security positions	(25,120)
Haircuts on securities	0
NET CAPITAL	(25,120)

AGGREGATE INDEBTEDNESS
Items including statement of financial condition payable to stockholder	0
Total aggregate indebtedness	0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum Capital Required (Based on Net Indebtedness)	1,674
Minimum Net Capital Required	5,000
Excess Net Capital	(30,120)
Excess Net Capital at 1000%	(27,632)
Ratio: Aggregate indebtedness to net capital	N/A

OMNI FINANCIAL GROUP, LLC

RECONCILIATION WITH COMPANY'S COMPUTATION

No material difference exists between company's calculations and above calculation; therefore, no reconciliation is provided.

INDEPENDENT AUDITOR'S REPORT

Board of Directors:
Omni Financial Group, LLC

I have examined the financial statements of Omni Financial Group, LLC for the year ended December 31, 2001 and have issued my report thereon dated February 28, 2002. As part of my examination, I made a study and evaluation of the Company's system on internal accounting control (which included the procedures for safeguarding securities) to the expent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Omni Financial Group, LLC that I considered relevant to the objectives stated in Rule 17a-5(g). I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii) and the procedures for detrmining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benfits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

13

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Omni Financial Group, LLC taken as a whole. However, my study and evaluation disclosed no conditions that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Gottfried E. Weber, CPA
March 26, 2002